QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

BUSINESS

Our Service Offerings

        We primarily generate revenues from providing hosting and related services. We provide hosting and related services to house servers and networking equipment in our data centers and connect them through our data transmission network. We also provide cloud services and VPN services as part of our hosting and related services business.

        Our hosting and related services include the following:

  •
  Managed Hosting Services consisting of managed retail services and managed wholesale services. Our managed retail services include (i) colocation services that dedicate data center space to house our customers' servers and networking equipment and provide tailored server administration services, (ii) interconnectivity services that allow customers to connect their servers with each other, internet backbones in China and other networks through our Border Gateway Protocol, or BGP, network, or our single-line, dual-line or multiple-line networks, and (iii) value-added services, including hybrid IT services, firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services. To address the wholesale IDC market opportunities, we established a "dual-core" strategy in 2019 to expand our services to managed wholesale services to China's internet giants and large-scale cloud computing service providers. We construct and deliver data centers based on these customers' required specifications and standards;

  •
  Cloud Services that allow businesses to run their applications over the internet using our IT infrastructure rather than having the infrastructure on their own premises; and

  •
  VPN Services that extend customers' private networks by setting up secure and dedicated connections through the public internet.

        Our data centers host the servers of our customers and meet their needs to deploy computing, network, storage and IT infrastructure. Our services are scalable, allowing our customers to purchase space and power and upgrade connectivity and services as their requirements evolve. In addition, our customers benefit from our data centers' wide range of physical security features, including sensitive smoke detection systems, fire suppression systems, secured access, around-the-clock video camera surveillance and security breach alarms. Our data centers are fully-redundant and feature resilient power supplies, energy efficient design, connection with multiple network providers and 24/7 on-site support provided by our skilled engineers. As a result, we are able to provide service-level agreements for 99.99% uptime for power for our self-built data centers. As a carrier-neutral data center service provider, we provide high interconnectivity to our customers with our access to multiple carriers and service providers and the availability of multiple-provider bandwidth. By securing multiple suppliers for connectivity and using redundant hardware, we are able to guarantee 99.9% internet connectivity uptime for our self-built data centers.

Managed Hosting Services

        We have been providing managed retail services since our inception and further expanded to managed wholesale services in 2019.

        Managed Retail Services.    Our managed retail services include colocation services, interconnectivity services, and value-added services.

  •
  Colocation Services allow customers to lease partial or entire cabinets for their servers. Our customers have full control over their server(s) housed in our data centers. Depending on customer needs, we provide different levels of tailored server administration services, including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. Our customers' servers are housed in our data centers providing redundant power sources and heating, ventilating and air conditioning systems. Our colocation services relieve customers from the daily pressures of IT infrastructure maintenance so that they can focus on their core businesses. Customers have the option to either place their servers and equipment in standard cabinets dedicated for their private use, or in cabinets shared with other customers. They can customize their cabinet space for their servers, network connections and equipment. Customers can elect to buy the hardware that they place within their cabinets from their chosen suppliers. In addition, customers can also lease power-enabled blank space, where they can place their own cabinets in our data centers or use our services to build their customized cabinet space.

  •
  Interconnectivity Services are provided by us in the following ways:

  •
  Border Gateway Protocol (BGP) Network Services. We provide network services that use BGP routing protocol and policies, which allow the internet to become a decentralized system and thereby reduces traffic congestion and data transmission time;

  •
  Single-line Network Services. China Telecom and China Unicom are the two major telecommunication carriers in China. Some customers may choose to connect their servers only to one carrier while others choose to connect their servers to both China Telecom and China Unicom. Dual-line network provides more stable internet access and ensures better business continuity; and

  •
  Multiple-line Network Services. As a carrier-neutral service provider, our data centers are connected to all carrier and non-carrier networks in China. Customers then may choose to connect their servers to multiple networks at the same time. Our interconnectivity services connect our customers with each other, connect our data centers with China's telecommunication carriers backbone network and other networks. We provide cross-connection services to the customers of our data center. Upon the request of the customers, we utilize single or multi-mode fiber to create links between the customers directly and privately.

  •
  Value-Added Services are provided by us in the following ways:

  •
  Hybrid IT Services. Our hybrid IT services provide customers with a complete package of infrastructure service offerings, conveniently bundled to expedite the customer's process to launch their applications and products to the extent possible. In conjunction with our IaaS, platform, hybrid IT services combine colocation, servers, connectivity, storage and customer services to save IT infrastructure installation time, and provide a complete, reliable, and secured environment for customer's IT demands. As more customers move their IT resources to the cloud, our cloud-neutral platform will enable our hybrid IT services to provide both private and public cloud services as well as their inter-linked connections;

  •
  Private and Hybrid Cloud Services. We provide private cloud, hybrid cloud and multi-cloud managed services to address enterprises' needs in aspects of data sovereignty, cost of ownership, and customization through our proprietary technologies and technical integration with selected partners, such as VMWare, Redhat and ZStack; and

  •
  Other Value-Added Services. To complement our hosting services and enhance our customers' experiences, we also provide other value-added services, including bare metal services, firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services. In addition, we also provide customers with traffic charts and analysis, gateway monitoring for servers, domain name system setup, defense mechanism against distributed denial of service (DDOS) attacks, basic setting of switches and routers, and virus protections.

        Managed Wholesale Services.    Our managed wholesale services started in 2019 and provide internet giants and large-scale cloud computing service providers with new data center sites constructed and developed by us. Based on the specific requirements of our customers, we source properties for new data center sites by acquiring or leasing green-field sites or existing industrial buildings from third parties, and then design and, through cooperation with developers, contractors, and suppliers, build the data center facilities with advanced design and high technical specifications. In October and December 2019, we signed two memoranda of understanding with Alibaba to construct and deploy Alibaba's data center facilities in Eastern China. As of September 30, 2020, the total capacity commitment from our wholesale customers reached 140 megawatts. We believe our core competency and capabilities, acquired from decade of industry experience in the retail segment, are also applicable and critical when we expand our business into the wholesale segment and develop wholesale data centers.

Cloud Services

        We started providing public cloud services in 2013 through our cooperation with Microsoft. Under our cooperation arrangement with Microsoft, we provide Microsoft's cloud services, including Azure, Office 365, Dynamics 365 and Power Platform, to customers in mainland China by entering into service agreements with such end customers.

        We provide IaaS, PaaS, and SaaS, to our enterprise and individual end customers on the public cloud. Microsoft Azure provides our customers with a one-stop shop to purchase a portion of the pooled computing resources, control the applications uploaded to the virtual servers and/or access to the applications run by various operators on the cloud infrastructure, and pay on an on-demand basis. Through Office 365 services, we provide our customers with not only the complete Office applications, but also business-class email, file sharing and HD video conferencing, all working together and connected in the public cloud so that customers can have access to everything they need to run their business from anywhere.

VPN Services

        We offer virtual private network services, or VPN services, primarily through Dermot Holdings Limited and its subsidiaries, or Dermot Entities, which we acquired in August 2014. Dermot Entities offer customers best-in-class, enterprise-grade network services in numerous cities throughout Greater China and the wider Asia-Pacific region. Dermot Entities provide enterprise network solutions including Multiprotocol Label Switching (MPLS) and Software-Defined WAN (SD-WAN), internet access and network security solutions and are starting to add Cloud & SaaS solutions into the product portfolio. We provide fully managed network enabling connectivity with over 157 POPs across Asia. We are among the first official members of the China Cross-border Data Telecommunications Industry Alliance for being recognized as legally compliant by China's Communications Administration. Additionally, we have been appointed as one of the SD-WAN Services Standard Drafting Units of China Communications Standards Association ("CCSA"). We are also among the first ICT service providers in Greater China to obtain several ISO international certifications including ISO/IEC 27001: 2013, ISO/IEC 20000-1: 2018, and ISO 9001: 2015 for information security, IT service management, and quality management, respectively.

Our Infrastructure

        Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of September 30, 2020, we operate 31 self-built data centers and 54 partnered data centers located in tier-1 and their surrounding regions, including all of China's major internet hubs, with 51,476 cabinets under management. Our extensive network, consisting of 157 POPs, is a "high-speed internet railway" that connects our data centers with each other and links them to China's telecommunication backbones.

Our Data Centers

        We operate two types of data centers: self-built and partnered. We define "self-built" data centers as those with our owned cabinets, and data center equipment housed in buildings we owned, leased from third parties, or we purchased from third parties. We define "partnered" data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements. As of September 30, 2020, we operate 31 self-built data centers housing 47,651 cabinets and 54 partnered data centers housing 3,825 cabinets.

        The table below sets forth the number of data centers and cabinets under our management as of December 31, 2017, 2018, 2019 and September 30, 2019 and 2020, respectively.

	As of December 31,			As of September 30,
	2017	2018	2019	2020
Data Centers
Self-built	19	20	26	31
Partnered	38	38	51	54
Total	57	58	77	85
Cabinets
Self-built	23,823	25,711	32,047	47,651
Partnered	5,257	4,943	4,244	3,825
Total	29,080	30,654	36,291	51,476

        Our data centers are located in over 20 cities as of the date of this offering memorandum. Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

        The table below sets forth our portfolio of self-built data centers in service as of September 30, 2020.

	Number of Self-built Data Centers	Cabinets Housed
Beijing	12	Approximately 20,700
Shanghai and Hangzhou	7	Approximately 9,800
Greater Bay Area	5	Approximately 9,300
Satellite cities(1)	2	Approximately 4,400
Others	5	Approximately 3,500
Total	31	Approximately 47,700

(1)
Refer to smaller cities that are adjacent to Beijing, Shanghai, Hangzhou and Greater Bay Area.

        We build and operate our data centers in compliance with high industry standards in order to provide our customers with secure and reliable environments that are necessary for optimal internet interconnectivity. Our data centers generally feature:

  •
  Resilient Power—Redundant, high-capacity and stable power supplies, backed by uninterruptible power supply, or UPS, high-performance batteries and diesel generators;

  •
  Physical Security—Round-the-clock monitoring by on-site personnel, which includes verification of all persons entering the building, security barriers, video camera surveillance and security breach alarms;

  •
  Controlled Access—Access to the buildings, data floors and individual areas designated for particular customers via individually-programmed access cards and visual identification;

  •
  Fire Detection and Suppression—Sensitive smoke detectors linked to building management systems provide early detection to help avoid fire, loss and business disruption. These are complemented by an environmentally-friendly gas-based or water mist fire suppression system to put out fires;

  •
  Air Conditioning—To help ensure optimal performance and avoid equipment failure, all data center floors are managed to make sure that customers' equipment is maintained at a controlled temperature and humidity; and

  •
  24/7 Support—We staff our data centers with capable and experienced service teams and we believe we were the first data center service provider in China to offer 24/7 customer service.

        These features minimize chances of interruption to the servers housed in our data centers and ensure the business continuity of our customers. In addition, we believe we were the first data center service provider in China to receive both the ISO 9001 quality system certification by the American Registrar Accreditation Board and a certification by the United Kingdom Accreditation Service.

Our Network

        Our network transmits data and directs internet traffic, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. As of December 31, 2017, 2018, 2019 and September 30, 2020, our network connected 476, 172, 165 and 157 POPs throughout China.

        Our network also features numerous interfaces with four telecommunication carriers in China, which are China Telecom, China Unicom, China Mobile and China Education Network. Our network is not only connected to the headquarters of each carrier, but also with their local networks throughout China.

        Due to our high-quality data center infrastructure, extensive data transmission network and proprietary smart routing technologies, we are able to deliver high-performance hosting and related services that can effectively meet our customers' business needs, improve interconnectivity among service providers and end users, and effectively address the issue of inadequate network interconnectivity in China.

Customers and Customer Support

Our Customers

        We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting and related services, and (ii) individual customers who signed up for the Microsoft Azure, Office 365, Dynamics 365 and Power Platform services. As of September 30, 2020, we had over 6,000 enterprise customers, of which approximately 1,300 customers are using our managed hosting services. Our enterprise customers represent a variety of industry verticals with different business scale, ranging from information technology and cloud services, telecommunication carriers, communications and social networking, online education, gaming and entertainment, consumer retail to financial services and government agencies, as well as from blue-chip enterprises to small- to mid-sized enterprises.

        We have a loyal customer base, as evidenced by our low churn rate. Our average monthly hosting churn rate, based on our core data center business, was 0.5%, 0.3%, 0.5%, and 0.3% in 2017, 2018, 2019 and for the nine months ended September 30, 2020, respectively. Our average monthly recurring revenue from our top 20 customers were RMB96.4 million, RMB 105.9 million, RMB 110.3 million, RMB 110.1 million and RMB 126.0 million (US$18.6 million) in 2017, 2018, 2019 and for the nine months ended September 30, 2019 and 2020, respectively.

        Our experience in serving market leaders in various sectors also provides us with industry knowledge, operational expertise and credibility that we can leverage in cross-selling additional services to our existing and potential customers.

Customer Support

        We devote significant resources to provide customers support and services through our dedicated customer service team. We offer service level agreements on most of our services to our customers. Such agreements set the expectations on service level between our customers and us and drive our internal process to meet or exceed the customer's expectations. We believe we were the first data center service provider in China to offer 24/7 customer services. Our network operation center is staffed with skilled engineers trained in network diagnostics and engineering. We require our staff to respond to calls or request from customers within 15 minutes. For major customers, we have a dedicated team to offer specialized services tailored to their specific needs. Areas of customer support include design and improvement of our customers' IT infrastructure and network optimization.

        Our customers may directly contact the customer service team to seek assistance or inquire about the status of a reported incident. The team actively follows up with our operations team to help ensure that the problems are addressed in an effective and timely manner. Each of our customers is assigned a service manager who is responsible for ensuring that all our services are performed in a satisfactory manner.

Research and Development and Intellectual Property

        Our strong research and development capabilities support and enhance our service offerings. We have an experienced research and development team and devote significant resources to our research and development efforts, focusing on improving customer experience, increasing operational efficiency and bringing innovative solutions to the market quickly.

        We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. As of September 30, 2020, our experienced research and development team consisted of 126 engineers, many of whom have more than 10 years of relevant industry experience.

        Our research and development efforts have yielded 73 patents, 55 patent applications and 145 software copyright registrations as of September 30, 2020, all in China and focused on the areas including (i) energy saving technology, (ii) data center design and facility maintenance and operations, (iii) network operation and maintenance management, (iv) cloud-related technologies, and (v) edge computing and blockchain.

        We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our intellectual property rights. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including physical and electronic security, contractual protections, and intellectual property law. We have implemented a strict security and information technology management system, including the prohibition of copying and transferring of codes. We educate our staff on the need to, and require them to, comply with such security procedures. We also promote protection through contractual prohibitions, such as requiring our employees to enter into confidentiality and non-compete agreements.

Sales and Marketing

        We actively market our portfolio of services and solutions through our direct sales force. Our sales and marketing teams are primarily based in Beijing, Shanghai, Shenzhen, Guangzhou, Hangzhou, Xi'an, Hong Kong and Taiwan. We also have dedicated teams for our key customers and provide them service offerings specially tailored to their needs. We up-sell and cross-sell our broad portfolio of services and solutions to our existing customer base. In addition, in an effort to better anticipate and respond to our customers' needs, we require and foster the collaboration between our sales team and research and development team to develop additional services and solutions that meet the customers' needs.

        Our strong brand recognition has been an important driving force for our sales. To strengthen our brand, we focus our marketing efforts on sponsoring seminars, conferences and special events to raise our profile with potential customers. Additionally, we collaborate with equipment suppliers, software developers, internet solution providers and other companies to market our services. We have a special marketing team responsible for generating demand for our services and solutions and work with our other teams to secure new customers.

Competition

        We face competition from a wide range of data center service providers and other value-added service providers, including:

  •
  Carriers.  We face competition from state-owned telecommunication carriers, including China Telecom and China Unicom. According to Frost & Sullivan, carriers occupied 44.1% of the data center services market in 2019. In addition, both carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with major carriers. Unlike China Telecom and China Unicom, which construct data centers primarily to promote the sale of bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by China Telecom and China Unicom generally provide access only to their own network and are often constrained by their networks' coverage. Due to inadequate interconnectivity among China's carriers' networks and among the same carrier's networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.

  •
  Carrier-neutral service providers.  We face competition from other carrier-neutral service providers, such as SINNET and GDS. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services. Due to the unique nature of data center services, where relocation of customer servers and equipment is operationally difficult, customers are highly selective in choosing their data center service provider. Our strong brand, superior reputation and extensive operating experience and expertise remain the key differentiator in attracting and retaining our customers.

  •
  In-house data centers.  Businesses may choose to house and maintain their own IT hardware, such as Baidu and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center services providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.

  •
  Cloud service providers.  Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. In partnership with Microsoft, we offer cloud services, including Microsoft Azure, Office 365, Dynamics 365 and Power Platform, in China. We compete with domestic Chinese cloud service providers, such as Alibaba Cloud and Tencent Cloud, as well as international cloud services which are operated by other data center service providers in China, such as AWS. We believe our partnerships with Microsoft will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.

  •
  Other valued-added service providers.  We face competition from other value-added telecommunications service providers including VPN service providers, such as Citic Telecom CPC. As one of the leading service providers in each one of these value-added service markets, we believe our offerings not only complement our core hosting services, but also position us to capture additional growth opportunities.

        We do not currently compete with data center service providers located in Hong Kong and overseas, but we may compete with them if we expand our service offerings beyond China. We believe that there are currently no foreign competitors with a significant presence in the data center services market in China, partly due to the regulatory barriers in China's telecommunications sector. As China represents a potentially lucrative market for foreign competitors, some foreign providers may seek to enter the Chinese market. We believe we have accumulated a deep understanding of the requirements of China's data center market through our extensive operational experience and have developed a comprehensive suite of services and solutions tailored to the unique characteristics of the internet market in China. As we expand our service offerings, such as cloud services, we expect to face more competitions in those areas as well.

Employees

        We had 2,220, 2,295 and 2,599 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the number of our employees by function as of December 31, 2020:

Functional Area	Number of Employees	% of Total
Operations	1,345	52%
Sales, marketing and customer support	337	13%
Research and development	182	7%
General and administrative	735	28%

Total	2,599	100%

        Of our total employees as of December 31, 2020, 1,361 were located in Beijing, and 1,238 in other cities in China.

        Our recruiting efforts include on-campus recruiting, online recruiting and the use of professional recruiters. We partner with leading national research institutions and employ other measures designed to bring us into contact with suitable candidates for employment.

        Our full time employees in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that our PRC subsidiaries make contributions to the government for these benefits based on a fixed percentage of the employees' salaries.

Property, Plants and Equipment

        Our headquarters are located at Guanjie Building Southeast, 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, the People's Republic of China. We lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Xi'an, Ningbo, Foshan, Dongguan, Hangzhou, Suzhou, Hong Kong and Taiwan. Our office leases generally have terms ranging from one to ten years and may be renewed upon expiration of the lease terms. As of December 31, 2019, our offices occupied an aggregate of 29,107 square meters of leased space.

        In Beijing, we also lease facilities for our self-built data centers located: (i) in the Chaoyang District, through two lease agreements with Beijing Yinghe Century Land Co., Ltd., four lease agreements with Beijing Seven Star Technology Group Co., Ltd., one lease agreement with Telehouse Beijing BEZ Data Centre, and one lease agreement with China Youth Printing Factory, (ii) in the Beijing Economic and Technological Development Zone, through a lease agreement with Beijing Tengfei Boda Real Estate Development Co., Ltd., (iii) in the Daxing District, through a lease agreement with Beijing Xingguang Tuocheng Investment Co., Ltd., (iv) in the Xiangshan District, through a lease agreement with Beijing Tuspark Harmonious Investment Development Co., Ltd., or Beijing Tuspark, and (v) in the Tongzhou New Town, through a lease with Beijing BOHS Colour Printing Co., Ltd.. These leases provide an aggregate of approximately 119,639 square meters of leased space and host a total of 15,446 cabinets as of December 31, 2019. Each of the two leases with Beijing Yinghe Century Land Co., Ltd. has a term of two years expiring on August 31, 2021. Each of the four leases with Beijing Seven Star Technology Group Co., Ltd. has a term of five years and will expire on January 6, 2022, August 14, 2022, October 4, 2023 and October 15, 2023, respectively. The lease with Telehouse Beijing BEZ Data Center has a term of 10 years expiring on March 31, 2027. The lease may be renewed upon mutually agreed-upon terms before they expire. The lease with China Youth Printing Factory has a term of five years expiring on March 31, 2023, and we have the pre-emptive right to purchase the property upon any change of control circumstance in the property owner. The lease with Beijing Tengfei Boda Real Estate Development Co., Ltd. has a term of ten years expiring on August 31, 2021, subject to our pre-emptive right to renew the lease. The lease with Beijing Xingguang Tuocheng Investment Co., Ltd. has a term of twenty years expiring on February 28, 2033, subject to our pre-emptive right to renew the lease. The lease with Beijing Tuspark has a term of 20 years expiring on September 27, 2038 and will extend for another 20 years upon signing of a renewal agreement prior to 6 months before the expiration of the term. The lease with Beijing BOHS Colour Printing Co., Ltd. has a term of 8 years and 10 months expiring on September 30, 2028 and will automatically extend for another 26 years, and we have the pre-emptive right to purchase the property upon any change of control circumstance in the property owner.

        In Shenzhen, we also lease facilities for our self-built data centers located in the Nanshan District, through two lease agreements with Shenzhen Merchants Property Development Co., Ltd., a lease agreement with Shenzhen Toukong Industrial Park Development and Operation Co., Ltd., and three lease agreements with Shenzhen Bay Technology Development Co., Ltd. These leases provide an aggregate of approximately 4,867 square meters of leased space and hosted a total of 770 cabinets as of December 31, 2019. The two leases with Shenzhen Merchants Property Development Co., Ltd. both have a term of 47 months which expired on September 30, 2015, which have been extended to September 30, 2020. The lease with Shenzhen Toukong Industrial Park Development and Operation Co., Ltd. has a term of eight years expiring on November 1, 2022. Two of the three leases with Shenzhen Bay Technology Development Co., Ltd. have a term of six years expiring on December 14, 2021, and the remaining one of the three leases with Shenzhen Bay Technology Development Co., Ltd. expired on February 29, 2020 and we are currently in the process of renewing it for one year with Shenzhen Bay Technology Development Co., Ltd.

        In Shanghai, we also lease facilities for our self-built data centers located in the Baoshan District, through a lease agreement with Shanghai Cloud Century Co., Ltd., which provides an aggregate of

12,151 square meters of leases space and hosted a total of 1,412 cabinets as of December 31, 2019. The lease has a term of 20 years expiring on December 5, 2030. We also lease facilities for our self-built data centers located in the Pudong District, through a lease agreement with Shanghai Gosun Data System Co., Ltd., which provides an aggregate of 5,952 square meters of leases space and hosts a total of 1,194 cabinets as of December 31, 2019. The lease has a term of 8 years expiring on August 31, 2026.

        In Hangzhou, we also lease facilities for our self-built data centers, offices and research centers located in Hangzhou Economic Development Zone, through a lease agreement with Hangzhou Economic and Development Zone Qiantang Real Estate Development Co., Ltd., which provides an aggregate of 11,020 square meters of leased space and hosted a total of 1,063 cabinets as of December 31, 2019. The lease has a term of twenty years expiring on July 31, 2031, subject to our pre-emptive right to renew the lease.

        In Guangzhou, we also lease facilities for our self-built data centers located in Guangzhou Economic and Technological Development Zone, through a lease agreement with Elec & Eltek International Company Limited, which provides an aggregate of 52,264 square meters of leases space and hosted a total of 2,267 cabinets as of December 31, 2019. The lease has a term of 10 years expiring on December 31, 2024, subject to our pre-emptive right to renew the lease.

        In Ningbo, we also lease facilities for our self-built data centers located in Ningbo High Tech Zone, through a lease agreement with Ningbo Software and Service Outsourcing Industrial Park Management Service Center, which provides an aggregate of 1,200 square meters of leases space and hosted a total of 276 cabinets as of December 31, 2019. The lease has an initial term of 10 years which expired on December 31, 2019, and has been renewed with another three years expiring on December 31, 2022, subject to our pre-emptive right to renew the lease.

        We have also built our own data centers in our self-owned buildings in Beijing, Xi'an, Shanghai, Foshan, Guangzhou, Suzhou, and Sichuan, housing 9,619 cabinets.

Legal Proceedings

        From time to time, we may become involved in legal proceedings, investigations and claims incidental to the conduct of our business. We are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial position or profitability. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See "Risk Factors—Risks Related to Our Business—We may be subject to legal proceedings or arbitration claims in the ordinary course of our business, and the court ruling or arbitration award may not be favorable to us."

  Litigation

        In September 2014, our Company and certain of our officers and directors were named as defendants in two putative securities class actions filed in U.S. federal district courts in Texas: Sun v. 21Vianet et al., Civil Action No. 14 CV 926 (E.D. Tex.) and Singh v. 21Vianet et al., Civil Action No. 14 CV 894 (E.D. Tex.). The Sun action originally was filed in the U.S. District Court for the Southern District of Texas, and was transferred to the U.S. District Court for the Eastern District of Texas, or the Court. The complaints in both actions alleged that certain of our Company's financial statements and other public disclosures contained misstatements or omissions and asserted claims under the U.S. securities laws. On September 15, 2015, the Court entered an order consolidating the cases and on September 21, 2015, the Court entered an order appointing a lead plaintiff and lead counsel for the consolidated case. On September 13, 2016, the lead plaintiff filed an amended complaint against our Company and certain of our personnel and sought to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our Company's ADSs from August 20,

2013 to August 16, 2016. After our motion to dismiss the case was denied, on April 9, 2018, the lead plaintiff filed an unopposed motion for preliminary approval of class action settlement, requesting that the Court (i) preliminarily approve a settlement agreement pursuant to which the parties agreed to settle the case for US$9,000,000, (ii) preliminarily certify the proposed settlement class, (iii) approve the parties' proposed notice to the settlement class, and (iv) set the date for a hearing by the Court to consider the final approval of the settlement and entry of a proposed final judgment approving class action settlement, the plan of allocation of settlement proceeds, and lead counsel's application for an award of attorneys' fees and expenses. The Court granted that motion and, on October 31, 2018, held a settlement approval hearing. On November 9, 2018, the Court approved the settlement and issued final judgment, ending the case.

  Disputes with Shanghai 21Vianet Information System Co., Ltd.

        Shanghai 21Vianet Information System Co., Ltd. is a company bearing "21Vianet" in its name but is not affiliated with us. In January 2008, 21Vianet Beijing and 21Vianet China brought two lawsuits against Shanghai 21Vianet Information System Co., Ltd. in a Beijing court for intellectual property rights infringement and unfair competition. 21Vianet Beijing and 21Vianet China prevailed in each case. The court ordered Shanghai 21Vianet Information System Co., Ltd. to stop infringing our trademark and stop engaging unfair competition activities. 21Vianet Beijing and 21Vianet China was also awarded RMB150,000 in damages for each case. In October 2010, 21Vianet China filed another complaint against Shanghai 21Vianet Information System Co., Ltd. for domain name infringement and unfair competition. In July 2011, Shanghai 21Vianet Information System Co., Ltd. settled the case with us and transferred the domain name www.21vianet.com.cn to us for free. However, Shanghai 21Vianet Information System Co., Ltd. may continue to include "21Vianet" as part of its official company name when the name is spelt out in full, while using "21Vianet" or our logo in a short form or other context is prohibited.

        Our executive chairman, Mr. Sheng Chen, holds a minority equity interest in Shanghai 21Vianet Information System Co., Ltd. due to historical reasons. As a result of the restriction on equity transfer pursuant to its articles of association, it is not practical for Mr. Chen to transfer his equity interest in Shanghai 21Vianet Information System Co., Ltd. to us or any other parties. Mr. Chen, however, has executed an irrevocable power of attorney, pursuant to which Mr. Chen has appointed 21Vianet Beijing as his attorney-in-fact to attend shareholders' meeting of Shanghai 21Vianet Information System Co., Ltd. and to exercise all the shareholder's voting rights. Such power of attorney remains valid and irrevocable so long as Mr. Chen remains the shareholder of Shanghai 21Vianet Information System Co., Ltd.

QuickLinks

  Exhibit 99.3
BUSINESS